IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                      Anthony Wilson
Vice President and General Counsel                 Senior Counsel
Allegheny Energy, Inc.                                     Allegheny Energy Service Corporation
10435 Downsville Pike                                     10435 Downsville Pike
Hagerstown, MD 21740                                    Hagerstown, MD 21740

On December 31, 2001, the Securities and Exchange Commission (SEC) issued an order in this proceeding, Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2002 through March 31, 2002 ("the current period").

Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC

By:  /s/ MARLEEN BROOKS
Marleen Brooks
Secretary

May 29, 2002

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a).  Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and Foreign Utility Companies (FUCOS):

(Thousands)	March 31, 2002

Investment in EWG's and FUCOS	$ 469,513
Consolidated retained earnings (four quarter average)	$1,131,021

Ratio of aggregate investment to consolidated retained earnings	41.5%

b.)  Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	March 31, 2002

Allegheny Ventures, Inc. investment in FUCO's	$ 5,278
AE Supply Gleason Generating Facility, LLC	153,205
AE Supply Wheatland Generating Facility, LLC	132,839
AE Supply Lincoln Generating Facility, LLC	113,473
Allegheny Energy Hunlock Creek, LLC	20,368
Allegheny Energy, Inc. guarantees	4,250
Total Investments in EWG's/FUCOs	$ 429,413

c.)  The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	March 31, 2002

Common equity	$ 2,786,302	36.4%
Preferred stock	74,000	1.0%
Minority interest	34,398.4%
Long-term and short-term debt	4,759,084	62.2%

Total Capitalization	$ 7,653,784	100.0%

d.)  The market-to-book ratio of the Company's common stock at March 31, 2002 was 1.86.

e.)  New investments or commitments to invest in new EWG/FUCO projects during the current period was :

Amount
Invested

There were no new investments in EWG's/FUCO's .	$ -

f.)  Analysis of growth in consolidated retained earnings, segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period

(Thousands)	Allegheny Energy, Inc.	EWG's And FUCO's*

Retained earnings at January 1, 2002	$1,152,487	$ -
Net income/ (loss)	101,637	(3)
Dividends	(53,868)	-
Retained Earnings at March 31, 2002	$1,200,256	$ (3)

*Amounts do not include earnings of FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

           As defined in the Order, "Other Subsidiaries" refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries." The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

g).  Statement of revenues and net income for each EWG and FUCO for the twelve months ending March 31, 2002:

(Thousands)	Revenue*	Income
Allegheny Energy Hunlock Creek, LLC	$ -	$ (3)
AE Supply Gleason Generating Facility, LLC	$ 17,363	$ -
AE Supply Wheatland Generating Facility, LLC	$ 17,022	$ -
AE Supply Lincoln Generating Facility, LLC	$ 32,675	$ -
Total	$ 67,060	$ (3)

*Does not include FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

h.)  Sales of common stock for the Company during the current period were:

		Share Price at Agreement Date
		Avg. Market Price	Avg. Purchase Price*
Issuance of common stock	204,599	$41.35	$38.516

*Reflects the Company's equity accounting for issuance of common stock for 401-k Company match and for dividend reinvestment.

i.)  The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

Number of Shares Issued
Share purchase and dividend reinvestment plan	148,958
Employee benefit plan	55,641
Executive compensation plan	-
204,599

j.)   Guarantees and credit support provided by the Company, including the name of the issuing company and the name of the subsidiary company, during the current period were:

Name of the Issuing Company	Name of the Subsidiary

BP Energy	Allegheny Ventures / Alliance Energy
North Coast Energy Eastern, Inc.	Allegheny Ventures / Alliance Energy
Tenaska Marketing Ventures	Allegheny Ventures / Alliance Energy
Tennessee Gas Pipeline Company	Allegheny Ventures / Alliance Energy
The East Ohio Gas Company	Allegheny Ventures / Alliance Energy
Western Gas Resources, Inc.	Allegheny Ventures / Alliance Energy
PSEG	Allegheny Energy Supply

k)  Short-term debt issued by the Company, including the term and amount, during the current period was as follows:

Term	Amount

There were no exempt filings during the current period.	$ -

l.)  For any financings consummated by any Operating Company (see item (f) above), during the current period, which financings are not exempt under Rule 52:

Term	Amount

There were no exempt filings during the current period.	$ -

m.)  Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above),during the current period, which financings are not exempt under Rule 52:

Term	Amount
There were no exempt filings for the current period.	$ -

n.)  Any financings consummated by any Operating Company (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

There were no exempt filings during the current period.	$ -

o.)  Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

There were no exempt filings during the current period.	$ -

p.)  The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

JP Morgan	Allegheny Energy Supply, LLC	March 19, 2002 - April 3, 2002	$200.0 million
JP Morgan	Allegheny Energy Supply, LLC	March 19, 2002 - April 3, 2002	$ 75.0 million

q.)  The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount
$ -
There were no amounts invested in the current period.

r.)  Attach consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period see Exhibit A attached.

Financial Statements
Allegheny Energy, Inc. Consolidated Statement of Operations for the Three Months Ended March 31, 2002
Allegheny Energy, Inc. Consolidated Balance Sheet at March 31, 2002 and December 31, 2001

Allegheny Energy Supply Company, LLC Consolidated Statement of Operations for the Three Months Ended March 31, 2002
Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at March 31, 2002 and December 31, 2001

Exhibit A - page 1

Allegheny Energy, Inc.
Consolidated Balance Sheet
	Unaudited
	March 31,	December 31,
	2002	2001*
(Thousands of dollars)
Assets:
Property, plant, and equipment:
Regulated operations	$ 5,554,287	$ 5,549,048
Unregulated generation	5,140,147	5,099,092
Other unregulated	46,191	43,800
Construction work in progress	417,758	394,943
	11,158,383	11,086,883
Accumulated depreciation	(4,306,842)	(4,233,868)
	6,851,541	6,853,015
Investments and other assets:
Excess of cost over net assets acquired (Goodwill)	608,038	603,615
Benefit plans' investments	101,652	102,078
Unregulated investments	60,221	66,422
Intangible assets	24,446	43,045
Other	4,131	4,135
	798,488	819,295
Current assets:
Cash and temporary cash investments	94,719	37,980
Accounts receivable:
Electric	503,053	430,462
Natural gas	92,370	89,499
Other	38,764	27,798
Allowance for uncollectible accounts	(34,952)	(32,796)
Materials and supplies-at average cost:
Operating and construction	109,421	104,965
Fuel	76,257	82,390
Deposits	250	16,815
Prepaid taxes	74,757	56,107
Commodity contracts	597,996	297,879
Natural gas retail contracts	17,891	27,832
Taxes receivable	60,198	124,718
Other, including current portion of regulatory assets	59,021	49,261
	1,689,745	1,312,910
Deferred charges:
Commodity contracts	1,418,504	1,457,504
Regulatory assets	587,525	594,182
Unamortized loss on reacquired debt	32,145	32,889
Other	113,096	97,757
	2,151,270	2,182,332
Total Assets	$11,491,044	$11,167,552

Certain amounts have been reclassified for comparative purposes.

Exhibit A - page 2

Allegheny Energy, Inc.
Consolidated Balance Sheet (continued)
	March 31,	December 31,
	2002	2001*
(Thousands of dollars)
Capitalization and liabilities:
Capitalization:
Common stock	$ 156,851	$ 156,596
Other paid-in capital	1,428,684	1,421,117
Retained earnings	1,200,256	1,152,487
Other comprehensive income	511	(20,231)
	2,786,302	2,709,969

Preferred stock	74,000	74,000
Long-term debt and QUIDS	3,044,630	3,200,421
	5,904,932	5,984,390
Current liabilities:
Short-term debt	1,252,266	1,238,728
Long-term debt due within one year	462,188	353,054
Accounts payable	461,897	373,958
Taxes accrued:
Federal and state income	77,411	21,613
Other	66,932	99,393
Deposits	1,535	4,460
Interest accrued	54,928	53,466
Adverse power purchase commitments	24,839	24,839
Payroll accrued	53,488	74,685
Deferred income taxes	183,112	186,933
Commodity contracts	817,830	512,788
Natural gas retail contracts	34,394	69,520
Other, including current portion of regulatory liabilities	41,287	36,373
	3,532,107	3,049,810

Minority Interest	34,398	29,991

Deferred credits and other liabilities:
Commodity contracts	356,900	482,225
Unamortized investment credit	100,987	102,589
Deferred income taxes	1,018,005	972,910
Obligation under capital leases	38,217	35,309
Regulatory liabilities	108,702	108,055
Adverse power purchase commitments	247,717	253,499
Other	149,079	148,774
	2,019,607	2,103,361

Total capitalization and liabilities	$11,491,044	$11,167,552
* Certain amounts have been reclassified for comparative purposes.

Exhibit A - page 3

ALLEGHENY ENERGY SUPPLY COMPANY, LLC, AND SUBSIDIARIES
Consolidated Balance Sheet
(Thousands of Dollars)
	Unaudited
	March 31,	December 31,
	2002	2001*

ASSETS
Current assets:
Cash and temporary cash investments	$ 20,439	$ 20,909
Accounts receivable:
Nonaffiliated	172,941	104,956
Affiliates, net	20,071	53,239
Allowance for uncollectible accounts	(1,897)	(2,400)
Materials and supplies - at average cost:
Operating and construction	55,105	52,757
Fuel	52,682	41,240
Deposits	250	16,815
Prepaid taxes	14,232	16,740
Taxes receivable	54,548	95,247
Commodity contracts	597,996	297,879
Other	8,397	4,770
	994,764	702,152

Property, plant, and equipment:
At historical cost, including $252,499 and $261,400 under construction	5,383,746	5,351,590
Accumulated depreciation	(1,993,572)	(1,958,613)
	3,390,174	3,392,977

Investments including intangibles:
Excess of costs over net assets acquired (Goodwill)	367,287	367,287
Other	250	7,105
	367,537	374,392

Deferred charges:
Commodity contracts	1,418,504	1,457,504
Other deferred charges	65,014	49,117
	1,483,518	1,506,621

Total assets	$6,235,993	$5,976,142
* Certain amounts have been reclassified for comparative purposes.

Exhibit A - page 4

ALLEGEHENY ENERGY SUPPLY COMPANY, LLC, AND SUBSIDIARIES
Consolidated Balance Sheet (Continued)
(Thousands of Dollars)

	Unaudited
	March 31,	December 31,
	2002	2001*

CAPITALIZATION AND LIABILITIES:
Current liabilities:
Long-term debt due within one year	$ 311,362	$ 219,108
Notes payable to parent and affiliates	452,500	387,850
Short-term debt	572,270	685,895
Accounts payable	278,703	184,108
Deferred income taxes	209,942	209,949
Taxes accrued:
Federal and state income	10,292	1,465
Other	18,992	24,120
Customer deposits	1,535	4,460
Interest accrued	19,849	23,055
Payroll accrued	566	32,730
Commodity contracts	818,597	515,183
Other	5,391	2,387
	2,699,999	2,290,310

Long-term debt	1,010,258	1,130,041

Minority interest	31,611	30,476

Deferred credits and other liabilities:
Commodity contracts	356,900	489,950
Unamortized investment credit	63,454	64,035
Deferred income taxes	451,986	412,707
Other	34,369	33,937
	906,709	1,000,629

Members' equity	1,587,416	1,524,686

Total capitalization and liabilities	$6,235,993	$5,976,142
* Certain amounts have been reclassified for comparative purposes